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                                                                  CONFORMED COPY


                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1933

                           For the month of March 2007

                                BANCOLOMBIA S.A.
                 ----------------------------------------------
                 (Translation of Registrant's name into English)

                               Calle 50 No. 51-66
                               Medellin, Colombia
                    ---------------------------------------
                    (Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                       Form 20-F   [X]     Form 40-F  [ ]


(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                           Yes   [ ]      No   [X]


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________.)

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This Report on Form 6-K shall be incorporated by reference into the registrant's registration statement on Form F-3 (File No. 001-32535).

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                                    SIGNATURE

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                      BANCOLOMBIA S.A.
                                        (Registrant)

Date: March 29, 2007                  By /s/ JAIME ALBERTO VELASQUEZ B.
                                          -------------------------------------
                                               Name: Jaime Alberto Velasquez B.
                                               Title: Vice President of Finance

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[BANCOLOMBIA LOGO]                                       [CIB LISTED NYSE LOGO]

        THE SUPERINTENDENCY OF BANKING OF PANAMA AUTHORIZED BANCOLOMBIA
                      (PANAMA) S.A. TO ACQUIRE BANAGRICOLA

MEDELLIN, COLOMBIA, MARCH 29, 2007

Pursuant to resolution S.B.P. N(degree) 33 issued on March 27, 2007, the Superintendency of Banking of Panama authorized BANCOLOMBIA (PANAMA) S.A., a subsidiary of BANCOLOMBIA S.A., to acquire up to 100% of the outstanding shares of BANAGRICOLA S.A.

BANAGRICOLA S.A., a Panamanian corporation (sociedad anonima), is a holding company with several subsidiaries dedicated to banking, commercial and consumer activities, insurance, pension funds and brokerage, among which are BANCO AGRICOLA in El Salvador and BANCO AGRICOLA (PANAMA) S.A.

This is another step towards the acquisition of BANAGRICOLA S.A. which is expected to be completed by BANCOLOMBIA (PANAMA) S.A. after all the necessary authorizations are granted and the public tender offers in Panama and El Salvador are completed.

CONTACTS
SERGIO RESTREPO         JAIME A. VELASQUEZ      MAURICIO BOTERO
EXECUTIVE VP            FINANCIAL VP            IR MANAGER
TEL.:(574) 5108668      TEL.:(574) 5108666      TEL.:(574) 5108866